WILLIAMSBURG
                                INVESTMENT TRUST




May 21, 2009

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Williamsburg Investment Trust
          File No. 811-05685


Ladies and Gentlemen:

     Williamsburg Investment Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

     Premiums have been paid through the policy period ending on April 1, 2010.

     Please contact the undersigned at 513/587-3403 if you have any questions concerning this filing.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary





Ultimus Fund Solutions, LLC   225 Pictoria Drive, Suite 450  Phone: 513 587 3400
www.ultimusfundsolutions.com  Cincinnati, Ohio 45246         Fax:   513 587 3450
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